Jeff Thramann
303-995-3036 Mobile
jeff@thramann.com

Jeff Thramann is the founder and executive chairman of Clip Interactive, LLC. Clip is a technology & media company that publishes interactive mobile apps and web players for radio stations and on-air personalities. Clip technology leverages the content curation capabilities of radio to attract an engaged audience to an interactive content feed in a mobile and web environment. The reach of radio combines with the ease of mobile interactions to drive increased digital engagements for advertisers. Thramann oversees strategic initiatives, capitalization and governance at the company.

Previously, Thramann was the founder and chairman of Lanx, LLC. Lanx was an innovative medical device company focused on the spinal implant market and created the interspinous process fusion space with the introduction of its patented Aspen product. Lanx was sold for $147M to Biomet, Inc., an international orthopedic conglomerate, in 2013. Biomet was subsequently acquired by Zimmer, Inc. for $13.4B in 2014. Lanx continues to operate as the spine division within Zimmer Biomet Holdings, Inc. (NYSE; ZBH).

Concurrent with Lanx, Thramann was the founder, CEO and chairman of ProNerve, LLC. ProNerve was a healthcare services company that provided monitoring of nerve function during high risk surgical procedures affecting the brain and spinal cord. ProNerve was sold for $19M to Waud Capital Partners, a private equity firm, in 2012.

Prior to ProNerve and concurrent with Lanx, Thramann was the founder and chairman of U.S. Radiosurgery (USR). USR is a healthcare services company that provides advanced radiosurgical treatments for tumors throughout the body. USR became the largest provider of robotic guided CyberKnife treatments of such tumors in the U.S. and was sold to Alliance Healthcare Services (NASDAQ; AIQ) for $56M in 2011. USR continues to operate under the Alliance Oncology umbrella.

From 2001 through 2008, Thramann was the founder and senior partner of Boulder Neurosurgical Associates, a neurosurgical practice serving Boulder County. Thramann founded the practice directly out of residency and built it into the only neurosurgical practice serving a population of 300,000. It was through his neurosurgical practice that Thramann founded Lanx, ProNerve and U.S. Radiosurgery.

Thramann is the named inventor on over 50 U.S. and international issued and pending patents. He completed his neurosurgical residency and complex spinal reconstruction fellowship at the Barrow Neurological Institute in Phoenix, AZ in 2001. Medical school was completed at Cornell University Medical College (now Weill Cornell) on the upper east side of NYC in 1994 and his undergraduate degree in electrical engineering management was earned at the United States Military Academy at West Point, NY in 1986.

Thramann is originally from New Jersey and now resides in Boulder, Colorado with his wife and four children. He is an active endurance athlete with five full-distance Ironman finishes to his credit and multiple speed ascents up Colorado's spectacular alpine peaks.